FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                                 As of 5/3/2007



                                  Ternium S.A.
                 (Translation of Registrant's name into English)


                                  Ternium S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


                       Indicate by check mark whether the
                          registrant files or will file
                         annual reports under cover Form
                                  20-F or 40-F.

                              Form 20-F X   Form 40-F
                                       ---           ---
      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                             Yes          No
                                 ---         ---


                     If "Yes" is marked, indicate below the
                           file number assigned to the
                       registrant in connection with Rule
                                   12g3-2(b):
                                 Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.'s consolidated financial statements as of March 31, 2007.

TERNIUM S.A.

CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS AS OF MARCH 31, 2007
AND FOR THE THREE-MONTH PERIODS
ENDED MARCH 31, 2007 AND 2006





46a, Avenue John F. Kennedy, 2nd floor
L - 1855
R.C.S. Luxembourg : B 98 668

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ternium S.A.:


We have reviewed the accompanying consolidated condensed balance sheet of Ternium S.A. and its subsidiaries as of March 31, 2007, and the related consolidated condensed statements of income and of changes in shareholders' equity for each of the three-month periods ended March 31, 2007 and 2006 and the consolidated condensed statements of cash flows for the three-month periods ended March 31, 2007 and 2006. These interim financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated condensed interim financial statements for them to be in conformity with International Financial Reporting Standards.

We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2006, and the related consolidated statements of income, of changes in shareholders' equity and of cash flows for the year then ended (not presented herein), and in our report dated February 27, 2007 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet information as of December 31, 2006, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived

Buenos Aires, Argentina

May 3, 2007

                PRICE WATERHOUSE & CO. S.R.L.


                         by (Partner)
---------------------------------------------------------------
                       Marcelo D. Pfaff

                                  TERNIUM S.A.
    Consolidated condensed interim financial statements as of March 31, 2007 and for the three-month periods ended March 31, 2007 and 2006
                         (All amounts in USD thousands)

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENTS

                                                                                                Three-month period
                                                                                                  ended March 31,
                                                                                           -----------------------------
                                                                                 Notes         2007           2006
                                                                               ---------   -------------- --------------
                                                                                                    (Unaudited)

Net sales                                                                         3            1,798,293      1,530,999
Cost of sales                                                                    3 & 4        (1,223,890)      (989,657)
                                                                                           -------------- --------------

Gross profit                                                                      3              574,403        541,342

Selling, general and administrative expenses                                     3 & 5          (164,548)      (151,017)
Other operating income, net                                                       3                5,561          2,199
                                                                                           -------------- --------------

Operating income                                                                  3              415,416        392,524

Interest expense                                                                                 (16,948)       (34,314)
Interest income                                                                                   10,817         12,153
Other financial expenses, net                                                     6              (76,122)      (101,369)

Equity in losses of associated companies                                                          (1,003)        (1,828)
                                                                                           -------------- --------------

Income before income tax expense                                                                 332,160        267,166
Income tax expense                                                                               (80,532)       (72,653)
                                                                                           -------------- --------------

Net income for the period                                                                        251,628        194,513
                                                                                           -------------- --------------

Attributable to:
Equity holders of the Company                                                                    222,133        165,043
Minority interest                                                                                 29,495         29,470
                                                                                           -------------- --------------
                                                                                                 251,628        194,513
                                                                                           -------------- --------------

Weighted average number of shares outstanding                                              2,004,743,442  1,729,329,115
Basic earnings per share for profit attributable to
the equity holders of the Company (expressed in
USD per share)                                                                                      0.11           0.10
Diluted earnings per share for profit attributable to
the equity holders of the Company (expressed in
USD per share)                                                                                      0.11           0.09



The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2006.

                                  TERNIUM S.A.
    Consolidated condensed interim financial statements as of March 31, 2007 and for the three-month periods ended March 31, 2007 and 2006
                         (All amounts in USD thousands)


CONSOLIDATED CONDENSED BALANCE SHEETS

                                                                    Notes       March 31, 2007            December 31, 2006
                                                                   -------  -----------------------  ------------------------------
                                                                                    (Unaudited)
ASSETS
Non-current assets
   Property, plant and equipment, net                                7       5,351,398                   5,420,683
   Intangible assets, net                                            8         547,814                     551,587
   Investments in associated companies                                          15,277                      16,285
   Other investments, net                                                       13,464                      13,387
   Deferred tax assets                                                          35,044                      36,439
   Receivables, net                                                             93,039     6,056,036        78,903         6,117,284
                                                                             ---------   -----------      --------         ---------

Current assets
   Receivables                                                                 163,953                     175,818
   Derivative financial instruments                                              9,803                       7,852
   Inventories, net                                                          1,181,399                   1,241,325
   Trade receivables, net                                                      640,385                     577,866
   Cash and cash equivalents                                                   983,690     2,979,230       643,352         2,646,213
                                                                                         -----------     ---------         ---------
   Non-current assets classified as held for sale                                              5,964                           7,042
                                                                                         -----------                       ---------
Total assets                                                                               9,041,230                       8,770,539
                                                                                         -----------                       ---------
EQUITY
Capital and reserves attributable to the company's equity holders                          3,938,739                       3,757,558

Minority interest                                                                          1,747,641                       1,729,583

Total equity                                                                               5,686,380                       5,487,141

LIABILITIES
Non-current liabilities
   Provisions                                                                   64,815                      60,543
   Deferred income tax                                                         962,727                     985,155
   Tax liabilities                                                               1,168                           -
   Other liabilities                                                           289,954                     274,566
   Trade payables                                                                7,152                       7,229
   Borrowings                                                                  399,722     1,725,538       548,401         1,875,894
                                                                             ---------   -----------    ----------        ----------
Current liabilities
   Current tax liabilities                                                     177,169                     103,195
   Other liabilities                                                           205,389                     158,374
   Trade payables                                                              686,952                     621,754
   Derivative financial instruments                                                 10                      15,487
   Borrowings                                                                  559,792     1,629,312       508,694         1,407,504
                                                                            ----------  ------------   -----------       -----------

Total liabilities                                                                          3,354,850                       3,283,398
                                                                                        ------------                     -----------
Total equity and liabilities                                                               9,041,230                       8,770,539
                                                                                        ------------                     -----------


Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 10.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2006.

                                  TERNIUM S.A.
    Consolidated condensed interim financial statements as of March 31, 2007 and for the three-month periods ended March 31, 2007 and 2006
                         (All amounts in USD thousands)


CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                             Attributable to the Company's equity holders (1)
                   -----------------------------------------------------------------------------------------------------
                                                      Capital
                               Initial                 stock
                               public   Revaluation    issue      Currency
                    Capital   offering   and other   discount   translation   Retained             Minority     Total
                     stock    expenses   reserves       (2)      adjustment   earnings    Total    interest     Equity
                   -----------------------------------------------------------------------------------------------------

Balance at January
 1, 2007           2,004,744   (23,295)  2,047,199  (2,324,866)    (121,608) 2,175,384  3,757,558  1,729,583  5,487,141

Currency
 translation
 adjustment                                                         (40,952)              (40,952)   (11,283)   (52,235)
Net income for the
 period                                                                        222,133    222,133     29,495    251,628
                   -----------------------------------------------------------------------------------------------------
Total recognized
 income for the
 period            2,004,744   (23,295)  2,047,199  (2,324,866)    (162,560) 2,397,517  3,938,739  1,747,795  5,686,534

Dividends paid in
 cash and other
 distributions by
 subsidiary
 companies                                                                                              (154)      (154)
                   -----------------------------------------------------------------------------------------------------

Balance at March
 31, 2007          2,004,744   (23,295)  2,047,199  (2,324,866)    (162,560) 2,397,517  3,938,739  1,747,641  5,686,380
                   -----------------------------------------------------------------------------------------------------



Balance at January
 1, 2006           1,396,552    (5,456)  1,462,137  (2,298,048)     (92,691) 1,379,960  1,842,454  1,733,465  3,575,919

Currency
 translation
 adjustment                                                         (42,139)              (42,139)   (14,988)   (57,127)
Net income for the
 period                                                                        165,043    165,043     29,470    194,513
                   -----------------------------------------------------------------------------------------------------
Total recognized
 income for the
 period                                                             (42,139)   165,043    122,904     14,482    137,386

Contributions from
 shareholders         33,801                43,100     (26,818)                            50,083    (46,998)     3,085
Conversion of
 Subordinated
 Convertible Loans   302,962               302,962                                        605,924               605,924
Initial Public
 Offering            271,429   (17,839)    271,429                                        525,019               525,019
                   -----------------------------------------------------------------------------------------------------
Balance at March
 31, 2006          2,004,744   (23,295)  2,079,628  (2,324,866)    (134,830) 1,545,003  3,146,384  1,700,949  4,847,333
                   -----------------------------------------------------------------------------------------------------



(1) Shareholders' equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 10 (ii).

(2) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

    Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable. See Note 10
    (ii).

    The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2006.

                                  TERNIUM S.A.
    Consolidated condensed interim financial statements as of March 31, 2007 and for the three-month periods ended March 31, 2007 and 2006
                         (All amounts in USD thousands)


CONSOLIDATED CONDENSED INTERIM CASH FLOW STATEMENTS

                                                                                                     Three-month period
                                                                                             Notes     ended March 31,
                                                                                            -------- -------------------
                                                                                                       2007      2006
                                                                                                     -------------------
                                                                                                         (Unaudited)
Cash flows from operating activities
Net income for the period                                                                             251,628   194,513
Adjustments for:
 Depreciation and amortization                                                               7 & 8    115,259   106,300
 Income tax accruals less payments                                                                     57,976    10,948
 Derecognition of property, plant and equipment                                                7            -     1,619
 Equity in losses of associated companies                                                               1,003     1,828
 Interest accruals less payments                                                                       (4,735)  (15,893)
Changes in provisions                                                                                  (3,316)   11,420
Changes in working capital                                                                            110,349   (12,581)
Others                                                                                                  2,129    (1,107)
                                                                                                     --------- ---------
Net cash provided by operating activities                                                             530,293   297,047
                                                                                                     --------- ---------

Cash flows from investing activities
Capital expenditures                                                                         7 & 8   (102,385)  (89,998)
Acquisition of business                                                                                     -   (55,183)
Proceeds from the sale of property, plant and equipment                                                 5,174       528
                                                                                                     --------- ---------
Net cash used in investing activities                                                                 (97,211) (144,653)
                                                                                                     --------- ---------

Cash flows from financing activities
Net proceeds from Initial Public Offering                                                                   -   525,019
Contributions from shareholders                                                                             -     3,085
Proceeds from borrowings                                                                              120,141    11,381
Repayments of borrowings                                                                             (212,527) (553,452)
                                                                                                     --------- ---------
Net cash used in financing activities                                                                 (92,386)  (13,967)
                                                                                                     --------- ---------

                                                                                                     --------- ---------
Increase in cash and cash equivalents                                                                 340,696   138,427
                                                                                                     --------- ---------

Movement in cash and cash equivalents
At January 1, (1)                                                                                     633,002   754,980
Effect of exchange rate changes                                                                          (380)     (813)
Increase in cash and cash equivalents                                                                 340,696   138,427
                                                                                                     --------- ---------
Cash and cash equivalents at March 31, (1)                                                            973,318   892,594
                                                                                                     --------- ---------

Non-cash transactions
Conversion of debt instruments into shares                                                                  -   605,925

(1) In addition, the Company has restricted cash for USD 10,372 and USD 10,350 at March 31, 2007 and December 31, 2006, respectively.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2006.

                                  TERNIUM S.A.
    Consolidated condensed interim financial statements as of March 31, 2007 and for the three-month periods ended March 31, 2007 and 2006
                         (All amounts in USD thousands)

INDEX TO THE NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1    General information and basis of presentation
2    Accounting policies
3    Segment information
4    Cost of sales
5    Selling, general and administrative expenses
6    Other financial expenses, net
7    Property, plant and equipment, net
8    Intangible assets, net
9    Distribution of  dividends
10   Contingencies, commitments and restrictions on the distribution of profits
11   Related party transactions
12   Subsequent event: Grupo Imsa S.A.B. de C.V. ("Grupo Imsa")
13   Recent accounting pronouncements

                                  TERNIUM S.A.
    Notes to the Consolidated Condensed Interim Financial Statements (Contd.)


1   General information and basis of presentation


Ternium S.A. (the "Company" or "Ternium"), a Luxembourg Corporation (Societe Anonyme), was incorporated on December 22, 2003 under the name of Zoompart Holding S.A. to hold investments in flat and long steel manufacturing and distributing companies. The extraordinary shareholders' meeting held on August 18, 2005, changed the corporate name to Ternium S.A.

Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission ("SEC"). As from February 1, 2006, the Company's shares are listed in the New York Stock Exchange.

The name and percentage of ownership of subsidiaries that have been included in consolidation in these Consolidated Condensed Interim Financial Statement is disclosed in Note 2 to the audited Consolidated Financial Statement for the year ended December 31, 2006.

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, "Interim Financial Reporting". These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2006, which have been prepared in accordance with International Financial Reporting Standards ("IFRS").

Certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

The preparation of consolidated condensed interim financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material intercompany transactions and balances have been eliminated in consolidation. However, the fact that the functional currency of the Company's subsidiaries differ, results in the generation of foreign exchange gains (losses) that are included in the consolidated condensed interim income statement under "Other financial expenses, net".

These Consolidated Condensed Interim Financial Statements were approved by the Board of Directors of Ternium on May 3, 2007.

2   Accounting policies

The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2006.

Recently issued accounting pronouncements were applied by the Company as from their respective dates.

During 2007, Ternium launched an incentive retention program (the "Program") applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units will be based on Ternium's shareholders' equity (excluding minority interest). Also, the beneficiaries of the Program will be entitled to receive cash amounts based on (i) the amount of dividend payments made by Ternium to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years beginning January 1, 2007 and will be redeemed by the Company ten years after grant date. As of March 31, 2007, the outstanding liability corresponding to the Program amounts to USD 2.1 million.

                                  TERNIUM S.A.
    Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

3        Segment information

Primary reporting format - business segments
Business segments: for management purposes, the Company is organized on a worldwide basis into the following segments: flat steel products, long steel products and others.

The flat steel products segment comprises the manufacturing and marketing of hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electrogalvanized sheets, pre-painted sheets and other tailor-made products to serve its customers' requirements.

The long steel products segment comprises the manufacturing and marketing of billets (steel in its basic, semifinished state), wire rod and bars.

The other products segment includes products other than flat and long steel, mainly pig iron and pellets.

                                                                                            Long
                                                                               Flat steel   steel
                                                                                products  products   Other      Total
                                                                               -----------------------------------------
                                                                                             (Unaudited)
  Three-month period ended March 31, 2007

  Net sales                                                                    1,392,938   357,737   47,618   1,798,293
  Cost of sales                                                                 (941,703) (249,290) (32,897) (1,223,890)
                                                                               ---------- --------- -------- -----------
  Gross profit                                                                   451,235   108,447   14,721     574,403

  Selling, general and administrative expenses                                  (129,361)  (30,526)  (4,661)   (164,548)
  Other operating income, net                                                      3,826       903      832       5,561
                                                                               ---------- --------- -------- -----------
  Operating income                                                               325,700    78,824   10,892     415,416

  Depreciation - PP&E                                                             90,990    15,644    3,318     109,952

                                                                                            Long
                                                                               Flat steel   steel
                                                                                products   products  Other      Total
                                                                               -----------------------------------------
                                                                                              (Unaudited)
  Three-month period ended March 31, 2006

  Net sales                                                                    1,198,472   282,578   49,949   1,530,999
  Cost of sales                                                                 (758,349) (206,038) (25,270)   (989,657)
                                                                               ---------- --------- -------- -----------
  Gross profit                                                                   440,123    76,540   24,679     541,342

  Selling, general and administrative expenses                                  (119,962)  (25,843)  (5,212)   (151,017)
  Other operating (expenses) income, net                                            (776)      213    2,762       2,199
                                                                               ---------- --------- -------- -----------
  Operating income                                                               319,385    50,910   22,229     392,524

  Depreciation - PP&E                                                             85,191    13,740    2,722     101,653

                                  TERNIUM S.A.
    Notes to the Consolidated Condensed Interim Financial Statements (Contd.)

3 Segment information (continued)

Secondary reporting format - geographical segments

The secondary reporting format is based on a geographical location. Ternium sells its products to three main geographical areas: South and Central America, North America, and Europe and others. The North American segment comprises principally United States, Canada and Mexico. The South and Central American segment comprises principally Argentina, Brazil, Colombia, Venezuela and Ecuador.

                                                                                    South
                                                                                     and              Europe
                                                                                   Central    North     and
                                                                                   America   America  others    Total
                                                                                  ---------- -------- ------- ----------
                                                                                               (Unaudited)
Three-month period ended March 31, 2007
Net sales                                                                         1,011,159  733,236  53,898  1,798,293

Depreciation - PP&E                                                                  75,445   34,480      27    109,952

Three-month period ended March 31, 2006
Net sales                                                                           829,466  676,247  25,286  1,530,999

Depreciation - PP&E                                                                  68,445   33,201       7    101,653

4   Cost of sales

                                                                                                   Three-month period
                                                                                                     ended March 31,
                                                                                                 -----------------------
                                                                                                    2007        2006
                                                                                                 ----------- -----------
                                                                                                       (Unaudited)

Inventories at the beginning of the year                                                          1,241,325   1,000,119
Acquisition of business                                                                                   -       8,180
Plus: Charges for the period
Raw materials and consumables used and other movements                                              772,759     697,105
Services and fees                                                                                    43,195      35,312
Labor cost                                                                                          131,678     120,462
Depreciation of property, plant and equipment                                                       106,701      97,849
Amortization of intangible assets                                                                     3,687       3,348
Maintenance expenses                                                                                 95,987      67,745
Office expenses                                                                                       1,719       1,513
Freight and transportation                                                                            6,451       5,666
Insurance                                                                                             2,462       2,641
Provision for obsolescence                                                                           (4,424)      9,390
Recovery from sales of scrap and by-products                                                        (20,498)    (13,846)
Others                                                                                               24,247      15,807
Less: Inventories at the end of the period                                                       (1,181,399) (1,061,634)
                                                                                                 ----------- -----------
Cost of sales                                                                                     1,223,890     989,657
                                                                                                 ----------- -----------

                                  TERNIUM S.A.
    Notes to the Consolidated Condensed Interim Financial Statements (Contd.)


5   Selling, general and administrative expenses

                                                                                             Three-month period
                                                                                               ended March 31,
                                                                                      ----------------------------------
                                                                                          2007                 2006
                                                                                      --------------       -------------
                                                                                                 (Unaudited)
Services and fees                                                                            11,237              14,454
Labor cost                                                                                   39,713              33,996
Depreciation of property plant and equipment                                                  3,251               3,804
Amortization of intangible assets                                                             1,620               1,299
Maintenance expenses                                                                          3,584               3,791
Taxes                                                                                        15,547              12,563
Office expenses                                                                               5,975               7,205
Freight and transportation                                                                   80,104              66,833
Insurance                                                                                       268                 401
Provision for impairment of trade receivables                                                (2,155)                380
Others                                                                                        5,404               6,291
                                                                                      --------------       -------------
Selling, general and administrative expenses                                                164,548             151,017
                                                                                      --------------       -------------


6   Other financial expenses, net

                                                                                                Three-month period
                                                                                                  ended March 31,
                                                                                           -----------------------------
                                                                                             2007                2006
                                                                                           ----------          ---------
                                                                                                    (Unaudited)

Net foreign exchange transaction gains and change in fair value of derivative instruments     18,904             (5,496)
Debt issue costs                                                                              (1,063)            (9,030)
Loss from Participation Account                                                              (90,701)           (83,305)
Others                                                                                        (3,262)            (3,538)
                                                                                           ----------          ---------
Other financial expenses, net                                                                (76,122)          (101,369)
                                                                                           ----------          ---------

7   Property, plant and equipment, net

                                                                                                    Three-month period
                                                                                                      ended March 31,
                                                                                                   ---------------------
                                                                                                     2007       2006
                                                                                                   ---------- ----------
                                                                                                        (Unaudited)

At the beginning of the year                                                                       5,420,683  5,463,871
Currency translation differences                                                                     (47,820)   (64,426)
Transfers                                                                                                  -     (9,633)
Additions                                                                                             92,403     86,430
Disposals                                                                                             (3,916)    (2,394)
Derecognition                                                                                              -     (1,619)
Increase due to business acquisition                                                                       -     47,825
Depreciation charge                                                                                 (109,952)  (101,653)

                                                                                                   ---------- ----------
At the end of the period                                                                           5,351,398  5,418,401
                                                                                                   ---------- ----------

                                  TERNIUM S.A.
    Notes to the Consolidated Condensed Interim Financial Statements (Contd.)


8   Intangible assets, net

                                                                                                Three-month period
                                                                                                  ended March 31,
                                                                                           -----------------------------
                                                                                             2007                2006
                                                                                           ---------            --------
                                                                                                    (Unaudited)

At the beginning of the year                                                                551,587             552,882
Currency translation differences                                                             (8,448)             (3,985)
Additions                                                                                     9,982               3,568
Amortization charge                                                                          (5,307)             (4,647)

                                                                                           ---------            --------
At the end of the period                                                                    547,814             547,818
                                                                                           ---------            --------

9   Distribution of dividends

On February 27, 2007, the Board of Directors proposed a dividend distribution of US$0.05 per share (US$0.50 per ADS), or approximately US$100.2 million in the aggregate, which is subject to shareholder approval at the Company's annual general shareholders' meeting to be held on June 6, 2007. If the annual dividend is approved at the annual general shareholders' meeting, the payment date is expected to be on June 12, 2007.

10  Contingencies, commitments and restrictions on the distribution of profits

This note should be read in conjunction with Note 28 to the Company's audited Consolidated Financial Statements for the year ended December 31, 2006. Significant changes or events since the date of the annual report are as follows:

(i) Consorcio Siderurgia Amazonia Ltd .- PDVSA-Gas C.A. claim
In June 2004, the arbitration proceedings brought by Sidor against PDVSA Gas, C.A. (on the basis that PDVSA Gas had charged Sidor higher than agreed-upon prices in its supplies of gas against the application of the most favored client clause) were resolved in Sidor's favor. Accordingly, in its financial statements at December 31, 2004, Sidor reversed the USD41.4 million provision it had recorded at December 31, 2003. In July 2004, PDVSA Gas, C.A. filed an appeal with the Venezuelan courts seeking to void the arbitral award. Sidor believes that applicable Venezuelan law does not allow the courts to void an arbitral award under the circumstances and that the likelihood of loss thereunder is remote. Accordingly, Sidor did not record any liabilities in connection with the appeal. At March 31, 2007, Sidor's potential exposure under this litigation amounted to USD 134.7 million.

(ii) Restrictions on the distribution of profits
Under the credit agreements entered into to finance the acquisition of Hylsamex, the Company and its affiliates have some restrictions to the payment of dividends in excess of certain amounts, among other limitations (see Note 3e) to the audited Consolidated Financial Statements for the year ended December 31,
2006).

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve equals 10% of the share capital. At March 31, 2007, this reserve reached the above-mentioned threshold.

Ternium may pay dividends to the extent that it has distributable retained earnings and distributable reserves calculated in accordance with Luxembourg law and regulations. Therefore, retained earnings included in the consolidated financial statements may not be wholly distributable.

                                  TERNIUM S.A.
    Notes to the Consolidated Condensed Interim Financial Statements (Contd.)


10 Contingencies, commitments and restrictions on the distribution of profits (continued)

Shareholders' equity under Luxembourg law and regulations comprises the following captions:

                                                                                                     At March 31, 2007
                                                                                                   ---------------------
                                                                                                        (Unaudited)

Share capital                                                                                                 2,004,744
Legal reserve                                                                                                   200,474
Distributable reserves                                                                                          402,149
Non distributable reserves                                                                                    1,414,122
Accumulated profit at January 1, 2007                                                                           499,842
Profit for the period                                                                                            60,401
                                                                                                   ---------------------
Total shareholders' equity under Luxembourg GAAP                                                              4,581,732
                                                                                                   ---------------------


11 Related party transactions

The Company is controlled by San Faustin N.V., a Netherlands Antilles corporation, which has 70.52% of the Company's voting rights, either directly or indirectly. The ultimate controlling entity of the Company is Rocca & Partners, a British Virgin Islands corporation.

The following transactions were carried out with related parties:

                                                                                                 Three-month period
                                                                                                   Ended March, 31
                                                                                             ---------------------------
                                                                                               2007               2006
                                                                                             ---------           -------
                                                                                                     (Unaudited)
(i) Transactions

(a) Sales of goods and services
    Sales of goods to associated parties                                                           27             2,671
    Sales of goods to other related parties                                                    24,677            21,572
    Sales of services and others to associated parties                                            829               508
    Sales of services and others to other related parties                                       2,854                 -
                                                                                             ---------           -------
                                                                                               28,387            24,751
                                                                                             ---------           -------
(b) Purchases of goods and services
    Purchases of goods from associated parties                                                 20,101            14,390
    Purchases of goods from other related parties                                              11,373             9,675
    Purchases of services and others from associated parties                                    5,688                 -
    Purchases of services and others from other related parties                                57,843            23,202
                                                                                             ---------           -------
                                                                                               95,005            47,267
                                                                                             ---------           -------
(c) Financial results
    Income with associated parties                                                              1,161                 -
    Expenses with other related parties                                                           (12)             (147)
                                                                                             ---------           -------
                                                                                                1,149              (147)
                                                                                             ---------           -------

                                  TERNIUM S.A.
    Notes to the Consolidated Condensed Interim Financial Statements (Contd.)


11 Related party transactions (continued)

                                                                                            At March 31,   At December
                                                                                                2007         31, 2006
                                                                                           -----------------------------
                                                                                            (Unaudited)
(ii) Period-end balances
(a) Arising from sales/purchases of goods/services
    Receivables from associated parties                                                           68,355         67,558
    Receivables from other related parties                                                        38,424         48,533
    Payables to associated parties                                                               (13,035)        (5,588)
    Payables to other related parties                                                            (48,874)       (48,032)
                                                                                           -------------- --------------
                                                                                                  44,870         62,471
                                                                                           -------------- --------------

 b) Other investments
                                                                                           -------------- --------------
    Time deposit                                                                                  11,356         11,249
                                                                                           -------------- --------------

(c) Financial debt
                                                                                           -------------- --------------
    Borrowings with other related parties                                                         (2,161)        (2,161)
                                                                                           -------------- --------------


12 Subsequent event: Grupo Imsa S.A.B. de C.V. ("Grupo Imsa")

On April 30, 2007 Ternium announced that it has entered into a definitive agreement under which it expects to obtain control of Grupo Imsa for a total consideration of approximately US$1.7 billion.

Under the agreement, Ternium, or any of its subsidiaries, will make a tender offer in accordance with applicable Mexican law for all of the issued and outstanding share capital of Grupo Imsa at a price of US$6.40 per share. Concurrently with the consummation of the tender offer, Grupo Imsa's majority shareholders, owning approximately 90.4% of Grupo Imsa's issued and outstanding share capital, will have their shares redeemed in cash at the same price per share. Ternium will finance the transactions primarily through debt, for which bank commitments have been secured.

The transaction is subject to Mexican and U.S. antitrust clearances, approval by the Mexican securities regulator, and other customary conditions. It is expected to close in the third quarter of 2007.

Grupo Imsa is a steel manufacturer with operations in Mexico, the United States and Guatemala. It has an annual production capacity of 2.2 million tons of hot rolled coils, 1.8 million tons of cold rolled products and 1.7 million tons of galvanized products. In addition, Grupo Imsa produces panels and other steel products.

13 Recent accounting pronouncements

 (i) International Accounting Standard 23 (revised 2007), "Borrowing Costs"

In March 2007, the International Accounting Standards Board issued International Accounting Standard 23 (revised 2007), "Borrowing Costs" (the "Standard"). The Standard provides that borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset form part of the cost of that asset, while all other borrowing costs shall be recognized as an expense.

The Standard supersedes IAS 23 (revised 1993) and is applicable for annual periods beginning on or after 1 January 2009. Earlier application is permitted. If an entity applies the Standard from a date before 1 January 2009, it shall disclose that fact.

The Company's management has not assessed the potential impact that the application of the Standard may have on the Company's financial condition or results of operations.




                                Roberto Philipps

                             Chief Financial Officer

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  TERNIUM S.A.


By: /s/ Roberto Philipps                      By: /s/ Daniel Novegil
    --------------------                          -------------------
Name:  Roberto Philipps                       Name:  Daniel Novegil
Title: Chief Financial Officer                Title: Chief Executive Officer


Dated: May 3, 2007